SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release on the successful completion of PLDT’s consent solicitation in relation to its US$250,000,000 11.375% Notes due 2012, US$175,000,000 10.500% Notes due 2009 and US$300,000,000 8.350% Notes due 2017.	6

Exhibit 1

November 28, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith SEC Form 17-C with a copy of a press release on the successful completion of PLDT’s consent solicitation in relation to its US$250,000,000 11.375% Notes due 2012, US$175,000,000 10.500% Notes due 2009 and US$300,000,000 8.350% Notes due 2017.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

November 28, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release on the successful completion of PLDT’s consent solicitation in relation to its US$250,000,000 11.375% Notes due 2012, US$175,000,000 10.500% Notes due 2009 and US$300,000,000 8.350% Notes due 2017.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 28, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release on the successful completion of PLDT’s consent solicitation in relation to its US$250,000,000 11.375% Notes due 2012, US$175,000,000 10.500% Notes due 2009 and US$300,000,000 8.350% Notes due 2017.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 28, 2007

Exhibit 1

Not for release, publication or distribution to any Italian Person or in, or into Italy

PLDT Press Release

Philippine Long Distance Telephone Company

Consent Solicitation for its

US$250,000,000 11.375% Notes due 2012, and

Consent Solicitation for its

US$175,000,000 10.5% Notes due 2009 and US$300,000,000 8.35% Notes due 2017

November 28, 2007 – Philippine Long Distance Telephone Company (the “Company”), announced the successful completion of its consent solicitation relating to its outstanding 11.375% Notes due 2012 (the “2012 Notes”) to effect certain proposed amendments to the indenture governing the 2012 Notes (the “2012 Notes Consent Solicitation”), and the completion of its solicitation of consents from holders of its outstanding 10.500% Notes due 2009 (the “2009 Notes”) and 8.350% Notes due 2017 (the “2017 Notes”, together with the 2012 Notes and the 2009 Notes collectively the “Notes”) to effect certain proposed amendments to the indenture governing the 2009 Notes and 2017 Notes (the “2009/2017 Notes Consent Solicitation”, together with the 2012 Notes Consent Solicitation, the “Consent Solicitations”).

Holders in excess of a majority in aggregate principal amount of each of the Notes have validly delivered their consents to the proposed amendments to the indentures governing the Notes. As a result, the Company and the relevant trustees have executed the supplemental indentures to the indentures governing the Notes. The Company expects to pay to all validly consenting holders the applicable consent fee on December 3, 2007.

The Consent Solicitations were made pursuant to the Consent Solicitation Statements dated November 6, 2007 (the “Statements”). The Statements set forth and governed the terms and conditions of the Consent Solicitations as well as additional information about the terms of the Consent Solicitations.

The Consent Solicitations expired at 11:00 a.m., New York City time, on November 27, 2007. All capitalized terms used and not defined herein shall have the meanings given to them in the Statements.

Deutsche Bank acted as the Solicitation Agent and D.F. King & Co, Inc. as the Information Agent and the Tabulation Agent on the Consent Solicitations. Full contact details of all parties are given below.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business segments – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

Exhibit 1

Not for release, publication or distribution to any Italian Person or in, or into Italy

The Solicitation Agent:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone: +44 (0) 207 545 8011 (London)

Telephone: +65 6423 5342 (Singapore)

Email: liability.management@db.com

The Information and Tabulation Agent: DF King & Co., Inc. 48 Wall Street 22nd Floor New York, 10005 Telephone: +1 212 269 5550 (collect) Telephone: +1 800 431 9645 (all other calls)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 28, 2007